Exhibit (a)(1)(A)

                           Offer to Purchase for Cash
               Up to 451,235 Units of Limited Partnership Interest
                                       in

                              SECURED INCOME L.P.,
                         a Delaware limited partnership,

                                       for
                                 $15.75 Per Unit

                                       by

                      WEST PUTNAM HOUSING INVESTORS II LLC

        -----------------------------------------------------------------
                    THE OFFER TO PURCHASE, WITHDRAWAL RIGHTS
        AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
              TIME, ON JULY 25, 2000, UNLESS THE OFFER IS EXTENDED.
        -----------------------------------------------------------------

            West Putnam Housing Investors II LLC, a Delaware limited liability company (the "Purchaser"), is offering to purchase up to 45.84% of the outstanding units of limited partnership interest ("Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $15.75 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal and Assignment of Partnership Interest (the "Letter of Transmittal") (which, together with any supplements or amendments, collectively constitute the "Offer").

            The price per Unit payable in the Offer will be reduced by the aggregate amount of distributions per Unit made by the Partnership after the date of the Offer and on or prior to the Expiration Date of the Offer. By the tender of Units, a Unit Holder also irrevocably assigns to Purchaser the right to receive any distributions on the Units that Purchaser accepts for payment with a record date occurring after the date of the Offer and a distribution date occurring after the Expiration Date of the Offer. The Partnership has announced that it expects to make a distribution of $8.35 per Unit on or about July 31, 2000 to Holders of Units (each, a "Unit Holder") as of June 30, 2000 (the "Anticipated Distribution"). The Anticipated Distribution will be subject to the foregoing provisions on assignment and reduction.

            Unit Holders who tender their Units in response to the Offer will not be obligated to pay any commissions or partnership transfer fees.

            This Offer is not conditioned upon any minimum number of Units being tendered but is subject to certain other conditions. See Section 14, "Conditions of the Offer."

                                   ----------

                                   IMPORTANT

            Any Unit Holder desiring to tender all or any portion of such Unit Holder's Units should either (a)(i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the Instructions to the Letter of Transmittal and mail or deliver his or her certificates representing the Units being tendered, together with the signed Letter of Transmittal, to MMS Escrow and Transfer Agency, Inc. ("MMS"), the depositary for the Offer (the "Depositary"), or (ii) tender such Units pursuant to the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase or (b) request such Unit Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the Unit Holder. Unit Holders having Units registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such entity if they desire to tender such Units. A Unit Holder who desires to tender Units and whose certificates are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Units by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase. A Unit Holder who wishes to tender but whose Unit Certificate has been lost, stolen, mutilated or destroyed, must complete an affidavit of lost certificate in the form provided by the Depositary.

            A Unit Holder may tender any or all of the Units owned by that Unit Holder; provided, however, in order for a partial tender of a Unit Holder's Units to be valid, after the sale of Units pursuant to the Offer, a Unit Holder must continue to hold a minimum of 250 Units (or, in the case of Unit Holders who hold Units in an Individual Retirement Account, Keogh or other qualified plans, at least 100 Units. See Section 1.).

            Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. No soliciting dealer fees or other payments to brokers for tenders are being paid by the Purchaser.

                                   ----------

                     The Information Agent for the Offer is:

                    GEORGESON SHAREHOLDER COMMUNICATIONS INC.

                                 1-800-223-2064
June 26, 2000

                                TABLE OF CONTENTS

                                                                                                              PAGE

SUMMARY TERM SHEET...............................................................................................1

INTRODUCTION.....................................................................................................4
         Some Factors to Be Considered by Unit Holders...........................................................4
         Reasons for and Effects of the Offer....................................................................6
         Certain Tax Considerations..............................................................................6
         Outstanding Units.......................................................................................6

THE OFFER........................................................................................................7
               SECTION 1.  TERMS OF THE OFFER; EXPIRATION DATE; DISTRIBUTIONS; PRORATION.........................7
                           Refinancing of Westmont; Assignment of Right to Distributions;
                             Reduction of Purchase Price ........................................................7
                           Proration ............................................................................7
                           Certain Limitations on Tenders and Proration .........................................7
                           General ..............................................................................8
               SECTION 2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS..........................................8
               SECTION 3.  PROCEDURE FOR TENDERING UNITS.........................................................9
                           Valid Tender..........................................................................9
                           Signature Requirements................................................................9
                           Book-Entry Transfer...................................................................9
                           Guaranteed Delivery..................................................................10
                           Lost, Destroyed or Stolen Certificates...............................................10
                           Delivery of Letter of Transmittal....................................................10
                           Appointment as Proxy; Power of Attorney..............................................10
                           Assignment of Interest in Future Distributions.......................................11
                           Determination of Validity; Rejection of Units; Waiver of Defects;
                           No Obligation to Give Notice of Defects..............................................11
                           Backup Federal Income Tax Withholding................................................11
                           FIRPTA Withholding...................................................................11
                           Binding Obligation...................................................................11
               SECTION 4.  WITHDRAWAL RIGHTS....................................................................11
               SECTION 5.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT...................................12
               SECTION 6.  CERTAIN FEDERAL INCOME TAX MATTERS...................................................13
                           General..............................................................................13
                           Gain or Loss Generally...............................................................13
                           Unrealized Receivables and Certain Inventory.........................................13
                           Passive Activity Loss Limitation.....................................................13
                           Partnership Termination..............................................................14
                           Backup Withholding and FIRPTA Withholding............................................15
               SECTION 7.  EFFECTS OF THE OFFER.................................................................15
                           Limitations on Resales...............................................................15
                           Effect on Trading Market.............................................................15
                           Control of Unit Holder Voting Decisions by Purchaser; Effect of
                           Relationship with the General Partners...............................................15
               SECTION 8.  FUTURE PLANS OF PURCHASER............................................................16
               SECTION 9.  CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.......................................16
                           General..............................................................................16
                           Originally Anticipated Holding Period for Partnership Investments;
                           Alternatives ........................................................................17
                           Selected Financial and Property-Related Data.........................................18
                           Schedule of Mortgages................................................................19
                           Schedule of Real Estate Taxes and Rates..............................................19

                           Cash Distributions History and Columbia Partnership Refinancing......................20
                           Recent Operating Results.............................................................20
                           Results of Operations Improved in 1999 as Compared to 1998 ..........................20
                           Other Information....................................................................20
               SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES...............................21
                           Purchaser Affiliation with General Partners; Conflicts of Interest with Respect to the Offer............................................................21
                           Voting by the Purchaser..............................................................22
                           Financing Arrangements...............................................................22
                           Transactions with Affiliates.........................................................22
               SECTION 11. CERTAIN INFORMATION CONCERNING THE  PURCHASER........................................22
                           The Purchaser........................................................................22
               SECTION 12. SOURCE OF FUNDS......................................................................23
               SECTION 13. BACKGROUND OF THE OFFER..............................................................23
                           General Background...................................................................23
                           Determination of Purchase Price......................................................23
                           Trading History of Units.............................................................23
                           Prior Tender Offers..................................................................24
                           Purchaser's Pro Forma Estimate of Net Liquidation Value per Unit.....................24
               SECTION 14. CONDITIONS OF THE OFFER..............................................................25
               SECTION 15. CERTAIN LEGAL MATTERS................................................................26
                           General..............................................................................26
                           Antitrust............................................................................26
                           Margin Requirements..................................................................26
                           State Takeover Laws..................................................................26
               SECTION 16. FEES AND EXPENSES....................................................................26
               SECTION 17. MISCELLANEOUS........................................................................26

SCHEDULE I                 Information Regarding the Managing Member of the Purchaser...........................28

                               SUMMARY TERM SHEET

      The following are some of the questions that you, as a unit holder of Secured Income L.P., may have and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

o     WHO IS OFFERING TO BUY MY UNITS?

The offer to purchase is being made by West Putnam Housing Investors II LLC, a newly formed entity and a Delaware limited liability company. West Putnam II is controlled by West Putnam Housing Investors LLC, of which Richard P. Richman owns 75% of the membership interests and Robert H. Wilder, Jr. owns the remaining 25%. Mr. Richman is the sole managing member of West Putnam Housing Investors LLC. Mr. Richman, Mr. Wilder and other affiliates of West Putnam II control two of the three general partners of Secured Income. Mr. Richman and Mr. Wilder also control one of the general partners of the Carrollton Partnership. See "THE OFFER -- SECTION 11 CERTAIN INFORMATION CONCERNING THE PURCHASER" for more detailed information about West Putnam II.

o     WHAT IS THE NUMBER OF UNITS SOUGHT IN THE OFFER?

      We are offering to purchase up to 451,235 units of limited partnership interest in Secured Income L.P., representing approximately 45.84% of the outstanding units. This number may be reduced, however, if necessary, so that the number of units purchased in the offer when added to the number of all other units transferred within the 12 months preceding the closing of the offer would not equal or exceed 50% of the outstanding units. Purchase of units in excess of this amount would result in the termination of Secured Income for tax purposes and may be prohibited under Secured Income's limited partnership agreement. See "THE OFFER -- SECTION 1 TERMS OF THE OFFER; EXPIRATION DATE; DISTRIBUTIONS; PRORATION" for a more detailed discussion of the maximum number of units that can be purchased in the offer.

o     HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

      We are offering to pay $15.75 per unit, net to you in cash. See "THE OFFER -- SECTION 1 TERMS OF THE OFFER; EXPIRATION DATE; DISTRIBUTIONS; PRORATION" for a more detailed discussion of the purchase price.

o     HOW WILL THE PURCHASE PRICE BE AFFECTED BY PARTNERSHIP DISTRIBUTIONS?

      Secured Income has announced that it expects to make a distribution of approximately $8.35 per unit from the proceeds of the refinancing of one of the properties in which it is invested. The distribution will be made to unit holders of record as of June 30, 2000 and is expected to be paid on or about July 31, 2000. If the offer closes as expected prior to July 31, 2000, tendering holders will receive $15.75 per unit in the offer and will assign to West Putnam II the right to receive the distribution. If the offer does not close before the distribution is made, the purchase price will be reduced by the per unit amount of the distribution. See "THE OFFER -- SECTION 1 TERMS OF THE OFFER; EXPIRATION DATE; DISTRIBUTIONS; PRORATION" for a more detailed discussion of the purchase price.

o     DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

      Yes. See "THE OFFER -- SECTION 12 SOURCE OF FUNDS" for a more detailed discussion of the source of funds.

o     HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

      You will have at least until 12:00 midnight, New York City time, on July 25, 2000, to tender your units in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See "THE OFFER -- SECTION 3 PROCEDURE FOR TENDERING UNITS" for a more detailed discussion of the expiration of the offer.

o     CAN THE OFFER BE EXTENDED, TERMINATED OR AMENDED AND UNDER WHAT
      CIRCUMSTANCES?

      Yes. We can extend, terminate or amend the offer in our sole discretion in certain circumstances. See "THE OFFER -- SECTION 5 EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT" for a description of these circumstances.

o     HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

      If we extend the offer, we will issue a press release or make a public announcement no later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See "THE OFFER --
SECTION 5 EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT" for a more detailed discussion of the notification procedure.

o     ARE THERE ANY CONDITIONS TO THE OFFER?

      Yes. Our obligation to accept for payment, purchase or pay for any units tendered is subject to customary conditions. See "THE OFFER -- SECTION 14 CONDITIONS OF THE OFFER" for these conditions. The offer is not subject to any minimum number of units being tendered or to any financing condition.

o     HOW DO I TENDER MY UNITS?

      If your units are registered in your name you must either (1) complete and sign the letter of transmittal or a facsimile of the letter of transmittal following the Instructions to the letter of transmittal and mail or deliver your certificates representing the units being tendered, with the signed letter of transmittal, to MMS Escrow and Transfer Agency, Inc., the depositary for the offer or (2) tender your units pursuant to the procedures for book-entry transfer.

      If your units are held in street name (that is, through a broker, dealer, or other nominee) you must instruct your nominee to tender your units on your behalf. Your nominee will execute the letter of transmittal on your behalf.

      If you are unable to deliver any item that is required to the depositary by the expiration of the offer, you may nevertheless tender your units, provided that the tender is made by or through an eligible institution, the depositary receives, prior to the expiration date of the offer, a properly completed and duly executed notice of guaranteed delivery and the depositary receives, within three New York Stock Exchange, Inc. trading days after the date of such notice of guaranteed delivery, the certificates representing all tendered units, a properly completed and duly executed letter of transmittal and any other missing items. See "THE OFFER -- SECTION 3 PROCEDURE FOR TENDERING UNITS" for a more detailed discussion of the tendering procedure.

o     WHAT TENDERED UNITS WILL BE PURCHASED? WILL TENDERED UNITS BE PRORATED?

      We will purchase all units from unit holders who validly tender and do not properly withdraw their units prior to the expiration date of the offer up to 451,235 units. If more than 451,235 units are validly tendered and are not properly withdrawn by the expiration date of the offer, then we will purchase the units tendered pro rata based on the number of units validly tendered by each unit holder and not properly withdrawn prior to the expiration date of the offer. If there is proration, all of the units that you tender in the offer may not be purchased even if they are validly tendered and not withdrawn prior to the expiration date of the offer. See "THE OFFER -- SECTION 1

TERMS OF THE OFFER; EXPIRATION DATE; DISTRIBUTIONS; PRORATION" for a more detailed discussion of proration.

o ARE THERE ANY RESTRICTIONS ON THE NUMBER OF UNITS THAT I CAN TENDER OR CAN BE PURCHASED?

         Yes. The limited partnership agreement of Secured Income provides that a unit holder may not own less than 250 units. Therefore, you cannot tender less than all of your units if the total number of units that you would own after tendering is less than 250 units. Also, if the offer is oversubscribed and units are accepted on a pro rata basis, we will not purchase from you an amount of units that would leave you with less than 250 units. For example, if you own 500 units, all of which are tendered, and the proration factor is 75%, we will only purchase from you 250 units, not 375 units. See "THE OFFER -- SECTION 1

TERMS OF THE OFFER; EXPIRATION DATE; DISTRIBUTIONS, PRORATION" for a more detailed discussion of this limitation.

o     UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED UNITS?

      You can withdraw previously tendered units at any time prior to the expiration date of the offer. Also, unless the units have been accepted for payment, you can withdraw them at any time after August 22, 2000. See "THE OFFER -- SECTION 4 WITHDRAWAL RIGHTS" for a more detailed discussion of withdrawal rights.

o     HOW DO I WITHDRAW PREVIOUSLY TENDERED UNITS?

      To withdraw units you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the units. See "THE OFFER -- SECTION 4 WITHDRAWAL RIGHTS" for a more detailed discussion of the withdrawal procedure.

o     WHAT ARE THE PLANS OF WEST PUTNAM II FOR SECURED INCOME FOLLOWING THE
      OFFER?

      If we acquire 451,235 units in the offer, we and our affiliates will own a majority of the total outstanding units of Secured Income. We will then have the ability to control most voting decisions of the unit holders with respect to Secured Income. Also, our affiliates will continue to serve as general partners of Secured Income, general partners of the Carrollton Partnership and the Columbia Partnership, and the limited partners of the Columbia Partnership. At this time, we and our affiliates have no plans to change the business of Secured Income, as described in its public filings with the SEC. See "THE OFFER --
SECTION 10 CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES."

o     DOES SECURED INCOME RECOMMEND THAT I TENDER IN THE OFFER?

      Secured Income is making no recommendation concerning the offer. See Item 4, "The Solicitation or Recommendation" in the accompanying Schedule 14D-9 prepared by Secured Income.

o     WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

      You can call Georgeson Shareholder Communications Inc. toll free at 1-800-223-2064. Georgeson Shareholder Communications Inc. is acting as the information agent for our offer.

TO THE UNIT HOLDERS OF SECURED INCOME L.P.

                                  INTRODUCTION

                  West Putnam Housing Investors LLC II (the "Purchaser"), a newly formed Delaware limited liability company which is an affiliate of two of the three general partners of Secured Income L.P., a Delaware limited partnership (the "Partnership") and an affiliate of the general partner of Carrollton X Associates Limited Partnership (the "Carrollton Partnership") which owns the Fieldpointe apartment complex in Frederick, Maryland (the "Fieldpointe Property") and the general and certain limited partners of Columbia Westmont Associates L.P. (the "Columbia Partnership") which owns the Westmont apartment complex in New York City (the "Westmont Property" or the "Westmont"), hereby offers to purchase up to 451,235 units of limited partnership interest in the Partnership (the "Units"), representing approximately 45.84% of the outstanding Units, at a purchase price of $15.75 per Unit, subject to reduction as provided herein (the "Purchase Price"), net to the seller in cash, without interest upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). The Offer is subject to certain terms and conditions set forth in Section 14.

                  A registered holder of Units (a "Unit Holder") may tender any or all of the Units owned by that Unit Holder; provided, however, that because of restrictions in the Partnership's Amended and Restated Agreement of Limited Partnership (the "Limited Partnership Agreement"), in order for a partial tender to be valid, after the sale of Units pursuant to the Offer, the Unit Holder must continue to hold a minimum of 250 Units, (or, in the case of Unit Holders who hold Units in an Individual Retirement Account ("IRA"), a Keogh or other qualified plan, at least 100 Units). Tenders of fractional Units will not be permitted, except by a Unit Holder who is tendering all of the Units owned by that Unit Holder. The Purchaser will pay all charges and expenses of Georgeson Shareholder Communications Inc., which will serve as the Purchaser's information agent for the Offer (the "Information Agent"), and MMS Escrow and Transfer Agency, Inc.("MMS"), which will act as depositary for the Offer (the "Depositary").

            Some Factors to Be Considered by Unit Holders. In considering the Offer, Unit Holders should consider the following factors:

            o The Purchaser is 33-1/3% indirectly owned by Richard P. Richman and Robert H. Wilder. Messrs. Richman and Wilder and certain other affiliates of the Purchaser control Wilder Richman Resources Corporation, a Delaware corporation ("WRRC") and WRC 87A Corporation, a Delaware corporation ("WRC 87A"), two of the three general partners of the Partnership (the "Affiliated General Partners"). The Purchaser is also 33-1/3% indirectly owned by Michael J. Levitt, who has direct and indirect ownership interests in MJL Westmont, L.L.C., one of the general partners of the Columbia Partnership ("MJL Westmont"), and by Joel I. Picket, who has direct and indirect beneficial ownership interests in Columbus Development Associates, a limited partner in the Columbia Partnership. See
                  Section 10.

            o As with any rational investment decision, the Purchaser is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Unit Holders to sell their Units at a high price.

            o A Unit Holder that does not tender will in any event receive a distribution of approximately $8.35 per Unit from the proceeds of the refinancing of the Westmont Property in which the Partnership is indirectly invested. This compares with an amount per Unit of $15.75 that will be received in the Offer by tendering Unit Holders. Tendering Unit Holders will not receive both the Offer price and the distribution. If the distribution is made prior to the closing of the Offer, the amount of the distribution will be deducted from the Offer price.

            o Although it is not possible to predict the timing or amounts of any future distributions from the Partnership, it is possible that future distributions, for example on sale of the Westmont and Fieldpointe properties in which the Partnership is indirectly invested through the Columbia Partnership and the Carrollton Partnership, respectively, could exceed the amount of the purchase price in excess of the Anticipated Distribution.

            o If the Purchaser is successful in acquiring all or nearly all of the maximum number of Units under the Offer, the Purchaser, together with an affiliate and one of the managing members of the Purchaser owning 4.2% of the outstanding Units, will collectively own a majority of the Units. As a result, the Purchaser and its affiliates will have the ability to make most voting decisions with respect to the Partnership, including decisions concerning dissolution, amendments to the Limited Partnership Agreement, removal and replacement of the General Partners and mergers, consolidations and other extraordinary transactions involving the Partnership without the vote of any other Unit Holder. This means that (i) other Unit Holders could be prevented from taking action that the Purchaser and its affiliates oppose and (ii) the Purchaser and its affiliates may be able to take action opposed by the other Unit Holders. See Section 7.

            o The Limited Partnership Agreement currently prohibits transfers of Units that would result in a termination of the Partnership pursuant to Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"). Absent special circumstances, transfers of Units within any twelve-month period of 50% or more of the outstanding Units (not counting successive transfers of the same Units within such period) would result in a termination of the Partnership pursuant to
                  Section 708 of the Code. Accordingly, if the maximum number of Units are tendered pursuant to the Offer, future transfers of Units may be limited for a period of time. See Section 1.

            o A Unit Holder should not be currently taxed upon the receipt of the Anticipated Distribution with respect to Units that are not tendered (or that are not purchased in the tender due to proration). In contrast, the amount of the Anticipated Distribution will be taken into account in determining gain or loss from the sale of Units in the Offer (whether or not the Anticipated Distribution precedes the Expiration Date of the Offer).

Unit Holders may also wish to consider the following factors:

            o The Offer is greater than the tender offer that Bond Purchase, L.L.C. recently made, which was scheduled to expire on June 16, 2000.

            o The Offer may be attractive to Unit Holders who have an immediate wish for cash. The Offer is greater than the highest reported sales price of a Unit during the past 12 months (based on published information and information provided by the Partnership). In addition, reported secondary market sales prices do not take into account commissions and transfer fees typically payable by a Unit Holder in connection therewith. Therefore, the net proceeds received by a Unit Holder who sells Units in the secondary market are typically significantly less than the reported sales prices.

            o Although there are some limited resale options available to Unit Holders wishing to sell their Units, there is no formal trading market for Units. Accordingly, the Offer affords Unit Holders an opportunity to dispose of their Units for a cash price which otherwise might not be available to them. See
                  Section 13.

            o The Purchase Price in the Offer substantially exceeds the price offered in all previous tender offers for Units, which were also effectively made on a pre-distribution basis. The purchase price exceeds by approximately $7.40 the amount per Unit expected to be distributed from the proceeds of the Westmont refinancing, which Unit Holders will receive for Units not tendered in the Offer.

            o A Unit Holder who sells 100% of his or her Units pursuant to the Offer will no longer be subject to the passive activity loss limitation with respect to "suspended" losses attributable to those Units for federal income tax purposes and, therefore, will be able to utilize fully any such losses. Unit Holders should be aware, however, that if the Offer is over subscribed and tenders are accepted on a prorated basis, even Holders who tender all of their Units in the Offer will not be able to dispose of 100% of their Units in the Offer.

            o Unit Holders who sell Units pursuant to the Offer will not be charged any sales commissions or partnership transfer fees (which may be up to $150 per transfer). The Purchaser will pay all transfer fees imposed by the Partnership in connection with sales of Units pursuant to the Offer.

            o Real estate markets in the eastern United States (where the properties indirectly owned by the Partnership are located) generally have recovered and experienced an upward trend since the end of the last recession. That recovery and upward trend might continue. On the other hand, those markets also may be adversely affected by a variety of factors, including possible fluctuations in interest rates, economic slowdowns and over-building. Accordingly, ownership of Units continues to be a speculative investment. The Offer may provide Limited Partners with the opportunity to liquidate their interests in the Partnership and replace them with investments that are less speculative and more liquid.

            o The Offer may be attractive to Unit Holders who wish to avoid in the future the expenses, delays and complications in reflecting ownership of Units on personal income tax returns. However, if the number of Units tendered in response to the Offer exceeds the maximum number of Units that the Purchaser is willing to purchase, the number of Units accepted from each tendering Unit Holder will be prorated. Accordingly, Unit Holders tendering all of their Units may still be left holding Units following consummation of the Offer due to such proration. See Section 1.

            o There is not likely to be another distribution of refinancing proceeds from either the Columbia Partnership or the Carrollton Partnership for an extended period of time.

            Unit Holders should consult with their respective advisors regarding the financial, tax, legal and other implications of accepting the Offer. UNIT HOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE RELATED MATERIALS IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

            Reasons for and Effects of the Offer. The Purchaser's purposes in making the Offer are to acquire Units for investment purposes, with a view to realizing a profit, and possibly to acquire, together with its affiliates, a majority interest in the Partnership. If the Purchaser (which is an affiliate of the Affiliated General Partners) is successful in acquiring all or a substantial portion of the Units for which it is tendering, it will be in a position to exercise significant influence over the outcome of any vote by Unit Holders. An affiliate of the Purchaser currently holds 4.2% of the outstanding Units. Accordingly, if the Purchaser acquires the maximum amount of 451,235 Units, or 45.84% of the outstanding Units that may be purchased in the Offer, it together with its affiliate will have a majority vote on all matters on which the Unit Holders are entitled to vote under the Limited Partnership Agreement and applicable law. See Sections 7, 8 and 13.

            Certain Tax Considerations. A sale by a Unit Holder pursuant to the Offer will result in taxable gain (or loss) equal to the excess (deficit) of the amount realized by the Unit Holder for the Units sold, which will include the amount of Partnership liabilities allocated to the Units, over such Unit Holder's adjusted tax basis in those Units, which reflects, in part, the amount of Partnership liabilities allocated to the Units. If a Unit Holder has suspended "passive losses" from the Partnership or other passive activity investments, such Unit Holder generally may deduct these losses up to the amount of any gain from the sale and may deduct such losses in excess of such gain if the Unit Holder sells 100% of its interest in the Partnership. A sale pursuant to the Offer of all of a Unit Holder's Units will terminate such Units Holder's investment in the Partnership and, commencing with the year following the year of sale, the Unit Holder will no longer receive Partnership tax information or have to report the complicated tax information currently required of Unit Holders. See Section 6.

            Outstanding Units. According to information supplied by the Partnership, as of June 26, 2000, there were 984,369 Units issued and outstanding, which were held of record by approximately 1,165 Unit Holders. An affiliate of the Purchaser currently holds 40,961 Units, representing approximately 4.2% of the issued and outstanding Units.

                                    THE OFFER

            SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE; DISTRIBUTIONS; PRORATION. Upon the terms and subject to the conditions of the Offer and subject to the following paragraph, the Purchaser will accept for payment (and thereafter purchase) up to 451,235 Units, representing approximately 45.84% of the Units outstanding, that are validly tendered prior to the Expiration Date (as defined hereinafter) and not withdrawn in accordance with the procedures set forth in Section 4. For purposes of the Offer, the term "Expiration Date" shall mean 12:00 midnight, New York City time, on July 25, 2000, unless the Purchaser in its sole discretion shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as extended by the Purchaser, shall expire. See Section 5 for a description of the Purchaser's right to extend the period of time during which the Offer is open and to amend or terminate the Offer. If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unit Holders pursuant to the Offer, the increased consideration will be paid for all Units accepted for payment pursuant to the Offer, regardless of whether the Units were tendered prior to the increase in the consideration offered.

            Under Section 7.1(b)(1) of the Limited Partnership Agreement, a Unit Holder may not effect a transfer of Units as a result of which the Partnership would be considered to have terminated under Section 708 of the Code with adverse tax consequences to the Limited Partners. Such a termination would be deemed to occur if 50% or more of the outstanding Units were transferred in any twelve-month period, not counting successive transfers of the same Units during such period (the "Partnership Termination Criteria"). The maximum number of Units accepted for payment in the Offer will be reduced to the extent necessary so as not to exceed the Partnership Termination Criteria upon the consummation of the Offer (such maximum number of Units being referred to as the "Maximum Unit Number"). Following consummation of the Offer, the Purchaser will consult with the Partnership to determine the Maximum Unit Number.

            Refinancing of Westmont; Assignment of Right to Distributions; Reduction of Purchase Price. The Partnership is invested in the Westmont apartment complex through its limited partnership interest in the Columbia Partnership. The Partnership has announced that as a result of the refinancing of the Westmont Property, the Partnership expects to make a distribution of approximately $8.35 per Unit on or about July 31, 2000 to Unit Holders of record as of June 30, 2000. By the tender of Units, a Seller irrevocably assigns to Purchaser the right to receive any distributions on the Units that Purchaser accepts for payment if the record date occurs after the date of the Offer or the distribution date occurs after the Expiration Date of the Offer. The price per Unit payable in the Offer will be reduced by the aggregate amount of distributions per Unit made by the Partnership after the date of the Offer and on or prior to the Expiration Date of the Offer. This distribution would be subject to the foregoing provisions on assignment and reduction.

            Proration. If more Units than the Maximum Unit Number are validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date in accordance with the procedures specified in Section 4, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for a number of Units so tendered equal to the Maximum Unit Number, pro rata according to the number of Units validly tendered by each Unit Holder and not properly withdrawn prior to the Expiration Date. If the number of Units validly tendered and not properly withdrawn prior to the Expiration Date is less than or equal to the Maximum Unit Number, the Purchaser will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer.

            Subject to the Purchaser's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Unit Holders the Purchase Price in respect of Units tendered or return those Units promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any Units accepted for payment pursuant to the Offer until the Maximum Unit Number is known and, if proration of tendered Units is required, the final proration results are known. NOTWITHSTANDING ANY SUCH DELAY IN PAYMENT, NO INTEREST WILL BE PAID ON THE PURCHASE PRICE.

            Certain Limitations on Tenders and Proration. Section 7.1(b)(iii) of the Limited Partnership Agreement provides that a transfer of Units is not effective if as a result the transferor would hold Units constituting less than 250 Units (100 Units in the case of an IRA or Keogh or other qualified retirement plan). Accordingly, a Unit Holder may not tender less than all of the Holder's Units if the Holder's untendered Units are less than 250 (100 in the case of an IRA or Keogh or other qualified retirement plan). Also, if as a result of proration, a Holder would own, following consummation of the Offer, less than 250 Units (100 Units in the case of an IRA or Keogh or other qualified retirement plan), the Purchaser will only accept for payment the number of Units that would leave the

Holder with the required minimum number of Units. Units not purchased from Holders because of the minimum holding limitation will be allocated pro rata among all other tendering Holders for whom this limitation is not implicated.

            For example, assume that the Maximum Unit Number is 451,235 and 601,647 Units are tendered. The proration factor would then be 75%. In this case, for Unit Holders other than IRAs, Keoghs and other qualified plans,

            o No Units would be accepted for purchase from any Unit Holder that owned 250 or fewer Units;

            o Unit Holders owning more than 250 Units but less than 1,000 Units and who tendered all of their Units will have an amount of Units purchased equal to the difference between the Units tendered and 250 Units;

            o Unit Holders owing more than 250 Units but less than 1,000 Units and who tender only a portion of their Units will have fewer than 75% of their tendered Units purchased if the number of untendered Units when added to 25% of the tendered Units is less than 250 Units; and

            o Unit Holders owing 1,000 or more Units will in all events have 75% of their tendered Units purchased.

            General. The Offer is conditioned on satisfaction of certain conditions. See Section 14, which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but in no event shall be obligated), in its sole discretion, to waive any or all of those conditions. If, prior to the Expiration Date, any or all of the conditions have not been satisfied or waived, the Purchaser reserves the right to (i) decline to purchase any of the Units tendered and terminate the Offer, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, and/or (iv) amend the Offer.

            This Offer to Purchase and the related Letter of Transmittal are being mailed by the Purchaser to the persons shown by the Partnership's records to have been Unit Holders as of June 15, 2000.

            SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. Upon the terms and subject to the conditions of the Offer (including any amendments or extensions), the Purchaser will accept for payment (and thereby purchase) and will pay the Purchase Price for all Units validly tendered and not withdrawn (subject, if necessary, to proration or reduction to the Maximum Unit Number) in accordance with the procedures specified in Section 4 on or prior to the Expiration Date, as promptly as practicable following the latest to occur of (a) the Expiration Date and (b) subject to compliance with Rule 14e-1(c) under the Exchange Act, the satisfaction or waiver of the conditions of the Offer set forth in Section 14. A tendering beneficial owner of Units whose Units are owned of record by an IRA, Keogh plan or other qualified plan will not receive direct payment of the Purchase Price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing tendered Units (or a timely confirmation of a book-entry transfer of such Units into the Depositary's account at the Book-Entry Transfer Facility, as described in Section 3), (ii) a properly completed and duly executed Letter of Transmittal (or in connection with a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. See Section 3. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

            For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to the Offer, and thereby purchased, validly tendered Units if, as and when the Purchaser gives oral or written notice to the Depositary, as agent for the tendering Unit Holders, of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price with respect to such Units with the Depositary, which will act as agent for tendering Unit Holders for the purpose of receiving payments from the Purchaser and transmitting those payments to Unit Holders whose Units have been accepted for payment.

            If any tendered Units are not accepted for payment and paid for any reason, the certificates representing such Units will be returned to the Unit Holder (or in the case of Units delivered by book-entry transfer, such Units will be credited to an account maintained with the Book-Entry Transfer Facility) without expense to the tendering Unit Holder as promptly as practicable following the expiration or termination of the Offer and the Letter of Transmittal with respect to such Units will be destroyed by the Depositary or the Purchaser. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 14, the Depositary may, nevertheless, on behalf of the Purchaser retain tendered Units, but such Units may be withdrawn to the extent that the tendering Unit Holders are entitled to withdrawal rights as described in Section 4. The foregoing is subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Unit Holders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

            The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of the Purchaser's affiliates, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unit Holders to receive the Purchase Price for Units validly tendered and accepted for payment pursuant to the Offer.

            SECTION 3. PROCEDURE FOR TENDERING UNITS.

            Valid Tender. In order for a tendering Unit Holder to participate in the Offer, its Units must be validly tendered and not withdrawn prior to the Expiration Date. Except as set forth below, to validly tender Units, certificates representing such tendered Units, a properly completed and duly executed Letter of Transmittal or an Agent's Message (as hereinafter defined) in connection with a book-entry transfer of Units and any other documents required by the Letter of Transmittal must be received by the Depositary, at its address set forth on the back cover of this Offer to Purchase, on or prior to the Expiration Date, and either (i) certificates representing tendered Units must be received by the Depositary, or such Units must be tendered pursuant to the procedure for book-entry transfer set forth below (and confirmation of receipt of such delivery must be received by the Depositary), in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with. A Unit Holder may tender any or all of the Units owned by that Unit Holder; provided, however, that because of restrictions in the Limited Partnership Agreement, in order for a partial tender to be valid, after the tender of Units pursuant to the Offer, the Unit Holder must continue to hold a minimum of 250 Units, (or, in the case of Unit Holders who hold Units in an IRA, Keogh plan or other qualified plans at least 100 Units). Tenders of fractional Units will not be permitted, except by a Unit Holder who is tendering all of the Units owned by that Unit Holder. No alternative, conditional or contingent tenders will be accepted.

            In connection with the Offer, the Partnership has provided or will provide the Purchaser with the names and addresses of all record holders of Units and security position listings of Units held in securities depositories. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to registered holders of Units and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Unit Holder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Units.

            Signature Requirements. No signature guarantee is required on the Letter of Transmittal (i) if such Letter of Transmittal is signed by the registered holder of the Units tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" in the Letter of Transmittal, or (ii) if Units are tendered for the account of a firm that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (such a firm being referred to as an "Eligible Institution"). Any required signature guaranty must be executed by a firm that is an Eligible Institution.

            If a certificate representing Units is registered in the name of a person other than the person(s) signing the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or Units not accepted for payment or not tendered are to be returned, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate, with the signature(s) on the certificate or stock power guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Purchaser, proper evidence satisfactory to the Purchaser of their authority so to act must be submitted.

            Book-Entry Transfer. The Depositary will establish accounts with respect to the Units at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Units by causing the Book-Entry Transfer Facility to transfer such Units into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Units may be effected through book-entry transfer at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. The term "Agent's Message" means a message transmitted through electronic means by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering the Units that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

            Guaranteed Delivery. If a Unit Holder desires to tender Units pursuant to the Offer and such Unit Holder's certificates representing Units are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Units may nevertheless be tendered, provided that all of the following conditions are satisfied:

            (a) such tender is made by or through an Eligible Institution;

            (b) the Depositary receives, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser; and

            (c) the certificates representing all tendered Units in proper form for transfer (or confirmation of a book-entry transfer of such Units into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange is open for business.

            The Notice of Guaranteed Delivery may be delivered by hand, or may be transmitted by telegram, telex, facsimile transmission or mail, to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

            In all cases, payment for Units tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Units (or timely confirmation of a book-entry transfer of such Units into the Depositary's account at the Book-Entry Transfer Facility), (ii) properly completed and duly executed Letter(s) of Transmittal (or facsimile(s) thereof), together with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal.

            Lost, Destroyed or Stolen Certificates. If any Unit certificate has been lost, mutilated, destroyed, or stolen, the Unit Holder should promptly notify the Depositary at the address provided on the back cover of this Offer to Purchase. The Unit Holder will then be instructed as to the steps that must be taken in order to replace the certificates and tender in the Offer.

            Delivery of Letter of Transmittal. The method of delivery of the certificates representing tendered Units and the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit Holder, and delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail return receipt requested, properly insured is recommended. In all cases, sufficient time should be allowed to assure timely delivery by the Expiration Date.

            Appointment as Proxy; Power of Attorney. By executing a Letter of Transmittal, a tendering Unit Holder irrevocably appoints the Purchaser and its managing member and designees as the Unit Holder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unit Holder's rights with respect to the Units tendered by the Unit Holder and accepted for payment by the Purchaser. Each such proxy shall be considered coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. Upon such acceptance for payment, all prior proxies given by the Unit Holder with respect to the Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The Purchaser and its managing member, officers and designees will, as to those Units, be empowered to exercise all voting and other rights of the Unit Holder as they in their sole discretion may deem proper at any meeting of Unit Holders, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered simultaneous with the Purchaser's acceptance for payment of the Units, the Purchaser must be able to exercise full voting rights with respect to the Units, including voting at any meeting of Unit Holders then scheduled or acting by written consent without a meeting.

            Pursuant to such appointment as attorneys-in-fact, the Purchaser and its managing member and designees each will have the power, among other things,
(i) to transfer ownership of such Units on the partnership books maintained by the Partnership (and execute and deliver any accompanying evidences of transfer and authenticity any General Partner may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Depositary (as the tendering Unit Holder's agent) of the Purchase Price, to become a substituted Unit Holder, to receive any and all distributions made by the Partnership on or after the date on which the Purchaser purchases such Units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iii) to execute and deliver to the Partnership a change of address form instructing the Partnership to send to the Purchaser any and all future distributions (including the Anticipated Distribution) to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, and
(iv) to endorse any check payable to or upon the order of such Unit Holder representing a distribution to which the Purchaser is entitled pursuant to the terms of the Offer, in each case in the name and on behalf of the tendering Unit Holder.

            Assignment of Interest in Future Distributions. By executing a Letter of Transmittal, a tendering Unit Holder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Unit Holder in and to any and all distributions made by the Partnership on or after the date on which the Purchaser accepts such Units for payment, in respect of the Units tendered by such Unit Holder and accepted for payment by the Purchaser, regardless of the fact that the record date for any such distribution may be a date prior to the date of such purchase. The Purchaser will seek to be admitted to the Partnership as a substituted Unit Holder upon consummation of the Offer.

            Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive or amend any of the conditions of the Offer that it is legally permitted to waive as to the tender of any particular Units and to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unit Holder. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units nor shall any of them incur any liability for failure to give any such notification.

            Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding of 31% with respect to payment of the Purchase Price, each tendering Unit Holder must provide the Purchaser with the Unit Holder's correct taxpayer identification number by completing the Substitute Form W-9 included in the Letter of Transmittal. See the Instructions to the Letter of Transmittal and Section 6.

            FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the amount realized in the sale, each tendering Unit Holder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying the Unit Holder's taxpayer identification number and address and that such Unit Holder is not a foreign person. See the Instructions to the Letter of Transmittal and Section 6.

            Binding Obligation. A tender of Units pursuant to and in accordance with the procedures described in this Section 3 and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unit Holder and the Purchaser on the terms set forth in this Offer to Purchase and in the Letter of Transmittal.

            SECTION 4. WITHDRAWAL RIGHTS. Tenders of Units pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment as provided herein, may also be withdrawn at any time after August 22, 2000. For a withdrawal of Units to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, the number of Units to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed (including any signature guarantees by an Eligible Institution). Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. If Units have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, any notice of withdrawal must specify the name and number of the account of the Book-Entry Transfer Facility to be credited with such withdrawn Units and must otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

      If payment for Units is delayed for any reason or if the Purchaser is unable to pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Depositary, but such Units may be withdrawn to the extent that tendering Unit Holders are entitled to withdrawal rights as set forth in this Section 4. The foregoing is subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

      All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered Units, (ii) to terminate the Offer and not accept for payment any Units not already accepted for payment or paid for, (iii) upon the occurrence or nonoccurrence, as the case may be, of any of the conditions specified in Section 14, to terminate the Offer or delay the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, (iv) waive any or all unsatisfied conditions, and subject to any required extension, purchase all Units validly tendered by the Expiration Date and not withdrawn, and (v) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such extension, termination or amendment will be disseminated promptly to Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the then scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

      If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Units but such Units may be withdrawn to the extent tendering Unit Holders are entitled to withdrawal rights as described in
Section 4. The foregoing is subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

      If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to security holders and investor response. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or inclusion of or change to a dealer's soliciting fee, a minimum ten business day period from the date of such change is generally required to allow for adequate dissemination to security holders. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Units being sought or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of Units, the Offer will be extended at least until the expiration of such ten business day period. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

            SECTION 6. CERTAIN FEDERAL INCOME TAX MATTERS.

            General. The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. This summary is based on the Code, applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. The following discussion assumes that the Partnership is, and has always been, treated as a partnership, and not a corporation, for federal income tax purposes. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances or to certain types of Unit Holders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies, tax exempt trusts or accounts and tax-exempt organizations), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and also may be taxable transactions under applicable state, local, foreign and other tax laws. EACH UNIT HOLDER SHOULD CONSULT SUCH UNIT HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

            Gain or Loss Generally. In general, a Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. Generally, a Unit Holder's adjusted tax basis with respect to a Unit equals its cost, increased by the amount of income and the amount of Partnership liabilities (as determined under Code Section 752) allocated to the Unit, and decreased by (i) any distributions made with respect to such Unit, (ii) the amount of deductions or losses allocated to the Unit and (iii) any decrease in the amount of Partnership liabilities (as determined under Code Section 752) allocated to the Unit. Thus, the amount of a Unit Holder's adjusted tax basis in tendered Units will vary depending upon the Unit Holder's particular circumstances. The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unit Holder for the Unit pursuant to the Offer, plus the amount of the Partnership's liabilities allocable to the Unit at the time of the sale (as determined under Code Section 752). The amount realized by a Unit Holder upon the sale of Units pursuant to the Offer should be the same whether the sale occurs before or after the Anticipated Distribution.

            Except as set forth below, gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss, if (as is generally expected to be the case) the Unit was held by the Unit Holder as a capital asset, and will be long term capital gain or loss if the Unit Holder's holding period for the Units was more than one year. A Unit Holder may have different holding periods for Units acquired at different times. Long term capital gain is generally taxed at a maximum rate of 20%. However, the maximum rate of any such long term gain from the sale or other disposition of a Unit will be 25% to the extent attributable to the recapture of depreciation deductions taken with respect to real property held by the Partnership. Capital losses are deductible only to the extent of capital gains, except that, subject to the passive activity loss limitations discussed below, non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely), and a corporation is permitted to carry back excess capital losses to the three preceding taxable years, provided the carryback does not increase or produce a net operating loss for any of those years.

            A tendering Unit Holder will be allocated a pro rata share of the Partnership's taxable income or loss for the year of the sale with respect to the Units sold in accordance with the provisions of the Limited Partnership Agreement and the Code concerning transfers of Units. Such allocation and any cash distributed by the Partnership to the Unit Holder for that year will affect the Unit Holder's adjusted tax basis in Units and, therefore, the amount of such Unit Holder's taxable gain or loss upon a sale of Units pursuant to the Offer.

            Unrealized Receivables and Certain Inventory. If any portion of the amount of gain realized by a Unit Holder is attributable to "unrealized receivables" or "inventory" as defined in Code Section 751, then a portion of the Unit Holder's gain or loss may be ordinary rather than capital. A Unit Holder who tenders Units which are purchased pursuant to the Offer must file an information statement with such Unit Holder's federal income tax return for the year of the sale which provides the information specified in Treasury Regulation ss. 1.751-1(a)(3).

            Passive Activity Loss Limitation. Under Code Section 469, a non-corporate taxpayer or personal service corporation generally can deduct "passive losses" in any year only to the extent of the person's passive income for that year. In certain circumstances, individuals with adjusted gross incomes of less than $150,000 may also deduct a portion of such losses against non-passive income. A closely held C corporation (generally, a C corporation of which more than 50% in value of its outstanding stock is directly or indirectly owned by not more than five individuals) (other than personal service corporations) may offset such losses against active income as well as passive activity income for that year. Virtually all of any losses of Unit Holders from the Partnership would have been passive losses. Thus, Unit Holders may have "suspended" passive losses from the Partnership (i.e., net taxable passive losses which have not been used to offset income from other passive activities or from the Partnership or, to the extent permitted, from non-passive activities). Substantially all of the gain or loss from a disposition of Units pursuant to the Offer will be passive income or loss.

            If a Unit Holder sells 100% of his or her Units pursuant to the Offer, any "suspended" losses and any losses recognized upon the sale or other disposition of the Units will be offset first against any net passive gain to the Unit Holder from the sale of the Units and any net passive activity income from other passive activity investments. The balance of any "suspended" net losses from the Units will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unit Holder against its other income (subject to any other applicable limitations), including ordinary income. However, if a Unit Holder sells less than all of such Unit Holder's Units pursuant to the Offer, suspended passive losses, if any (including a portion of any loss recognized on the sale of Units), may only be currently deducted (subject to other applicable limitations) to the extent of the Unit Holder's passive income from the Partnership for that year (including any gain recognized on the sale of Units) plus any other passive income for that year. Thus, if a tendering Unit Holder has suspended passive losses from the Partnership in excess of gain from the sale and any other passive income in the year of sale, such Unit Holder must sell all of its Units to currently deduct such excess. If a number of Units exceeding the Maximum Unit Number are tendered, none of the tendering Unit Holders would be able to sell 100% of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser. See Section 1.

            Summarized below is a hypothetical example of the potential after tax results of a sale of Units pursuant to this Offer. This is only an illustration, based on certain assumptions and subject to certain qualifications including those discussed in this Section 6. Actual tax consequences to any Unit Holder may vary, and Unit Holders should consult their own tax advisors. Under the following example, a Unit Holder who holds 1,000 Units (a $20,000 original investment) and who now sells all of its Units at a price of $15.75 per Unit, would receive approximately $16,729, after tax, calculated as follows:

Cash on Sale                                                            $ 15,750
Capital Gain (1)                                          18,070
                                                             x25%
Tax Liability @ 25% Rate                                  (4,518)

Suspended Losses through 12/31/99                         15,268
                                                             x36%
Tax Savings @ 36% Rate                                     5,496
Net After Tax Benefit (2)                                                    979

Total Benefit on Sale                                                   $ 16,729

----------
      (1) Capital gain was estimated to equal the sale price in the Offer of $15,500 plus negative capital account balance as of December 31, 1999 of $2,320. The actual capital gain may vary.
      (2) The estimated tax results are based on a $20,000 original investment for a Unit Holder admitted in the first closing of the Partnership. Capital account balances would vary for Unit Holders admitted to the Partnership in the second or third partnership closings, or later. The estimates do not reflect potential tax results for 2000 up to the time of sale. The estimate assumes that no passive losses from the Units are utilized prior to the date of sale. It also assumes a 36% federal ordinary income tax rate and a 25% capital gains rate, and that the Unit Holder is not subject to the alternative minimum tax. No consideration is given to state and local taxes. The foregoing discussion is based on the Purchaser's understanding of current federal tax laws, which (particularly as they relate to passive losses) are complex and subject to change.

                  Partnership Termination. Section 708(b) of the Code provides that a partnership "terminates" for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a twelve-month period (although successive transfers of the same interest within a twelve-month period will be treated as a single transfer for this purpose). In the event of a termination, the Partnership's tax year would close and the Partnership would be treated for federal income tax purposes as if it had contributed all of its assets and liabilities to a "new" partnership in exchange for an interest in the "new" partnership. The Partnership would then be treated as making a distribution of the interests in the "new" partnership to the new partners and the remaining partners, followed by the liquidation of the Partnership. A tax termination of the Partnership would also terminate any partnership in which the Partnership holds a more than 50% interest. As a result, a new depreciation recovery period would begin on such date with respect to property held by such lower tier partnership (without an increase in the depreciable basis of such property), the Partnership's annual depreciation deductions over the next few years would be substantially reduced, and the Partnership would have greater taxable income (or less tax loss) than if no tax termination occurred. To avoid a tax termination of the Partnership, the number of Units that the Purchaser will purchase pursuant to the Offer will not exceed the Maximum Unit Number.

            Backup Withholding and FIRPTA Withholding. Unit Holders who tender Units may be subject to 31% backup withholding unless those Unit Holders provide a taxpayer identification number ("TIN") and certify that the TIN is correct or properly certify that they are awaiting a TIN or otherwise establish an exemption from such withholding. A Unit Holder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal or otherwise establish an exemption. If a Unit Holder who is subject to backup withholding does not properly complete and sign the Substitute Form W-9 or otherwise establish an exemption, the Purchaser may withhold 31% from payments to such Unit Holder.

            Gain realized by a foreign Unit Holder on the sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. In order to comply with this requirement, the Purchaser will withhold 10% of the amount realized by a tendering Unit Holder unless the Unit Holder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unit Holder's TIN and address, and that such Unit Holder is not a foreign person, or unless the Unit Holder otherwise establishes an exemption from such withholding (which may be possible, for example, if no gain is recognized). Amounts withheld would be creditable against a foreign Unit Holder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. federal income tax return.

            SECTION 7. EFFECTS OF THE OFFER.

            Limitations on Resales. The Limited Partnership Agreement prohibits transfers of Units if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership for federal income tax purposes. As explained above, a termination of a partnership occurs if there is a sale or exchange of 50% or more of the total interests in the partnership's capital and profits within a twelve-month period. If the number of Units purchased in the Offer is at or close to the Maximum Unit Number, Unit Holders would be prohibited or severely restricted from selling Units for the twelve-month period following consummation of the pursuant to the Offer.

            Effect on Trading Market. If a substantial number of Units are purchased pursuant to the Offer and there is no proration, the result could be a reduction in the number of Unit Holders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Units and, therefore, the Purchaser does not believe a reduction in the number of Unit Holders will materially further restrict the Unit Holders' ability to find purchasers for their Units through secondary market transactions. See Section 13 for certain limited information regarding recent secondary market sales of the Units.

            Control of Unit Holder Voting Decisions by Purchaser; Effect of Relationship with the General Partners. The Limited Partnership Agreement provides that the General Partners have the discretion (which must be reasonable) as to whether to admit an assignee of Units to the Partnership as a substituted Unit Holder. The Purchaser will seek to be admitted to the Partnership as a substituted Unit Holder upon consummation of the Offer and, if admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if the Purchaser is not admitted to the Partnership as a substituted Unit Holder, it nonetheless will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Unit Holders of the Purchaser and its managing member and designees as proxies with respect to the Units tendered by such Unit Holders and accepted for payment by the Purchaser. See Section 3. As a result, the Purchaser may have significant influence and may, together with its affiliate owning 4.2% of the outstanding Units, have majority control or effective majority control over all voting decisions with respect to the Partnership. In general, the Purchaser (which is an affiliate of (i) two of the General Partners of the Partnership, (ii) the general partner of the Carrollton Partnership, (iii) MJL

Westmont, and (iv) a limited partner of the Columbia Partnership) will vote the Units owned by it in whatever manner it deems to be in its best interests, which, because of its relationship with such Affiliated General Partners, also may be in the interest of such Affiliated General Partners, but may not be in the interest of other Unit Holders. This could, and, if the Purchaser acquires Units constituting a majority when aggregated with the Units held by its affiliate, would (i) prevent other Unit Holders from taking action they desire but that the Purchaser opposes and (ii) enable the Purchaser to take action desired by it but opposed by other Unit Holders. Under the Limited Partnership Agreement, Unit Holders holding a majority of the Units are entitled to take action (without concurrence of the General Partners) with respect to a variety of matters, including: removal of a General Partner and in certain circumstances election of new or successor general partners; dissolution of the Partnership; mergers, the sale of all or substantially all of the assets of the Partnership and other extraordinary transactions involving the Partnership; and most types of amendments to the Limited Partnership Agreement.

            The Offer will not result in any change in the compensation payable to the Affiliated General Partners or their affiliates. However, as a result of the Offer, the Purchaser will participate, in its capacity as a Unit Holder, in any subsequent distributions to Unit Holders to the extent of the Units purchased pursuant to the Offer. In particular, if the distribution of the proceeds of the refinancing of the Westmont Property occurs subsequent to the consummation of the Offer, the Purchaser will receive such distribution in respect of the Units that it purchases in the Offer.

            SECTION 8. FUTURE PLANS OF PURCHASER. The Purchaser is seeking to acquire Units pursuant to the Offer for investment purposes, with a view to realizing a profit, and possibly to acquiring, together with its affiliate, a majority interest in the Partnership.

            Except as otherwise set forth in this Offer to Purchase, it is expected that initially following the consummation of the Offer, the business and operations of the Partnership will be continued substantially as they are currently being conducted. The Purchaser has no present plans or proposals that would relate to or result in (i) any extraordinary event, such as a merger, reorganization or liquidation involving the Partnership or either of the two operating partnerships, the Columbia Partnership and the Carrollton Partnership, in which the Partnership owns a limited partnership interest; (ii) a sale or transfer of a material amount of the assets of the Partnership; (iii) any change in the Partnership's General Partners; or (iv) any material change in the Partnership's capitalization.

            The Partnership presently has the right to require the general partner of the Columbia Partnership to obtain an offer for the sale of the Westmont Property and following such a sale to liquidate the Partnership's investment in the Columbia Partnership. Sale of the Westmont would require the consent of the New York City Housing Development Corporation, the consent of WRC-87A, an Affiliated General Partner, and in certain circumstances the consent of a majority of the Unit Holders of the Partnership. The Purchaser does not expect that a decision whether to exercise the Partnership's right with respect to the Columbia Partnership would be affected by the purchase of Units in the Offer.

            SECTION 9. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP. Except as otherwise indicated, information contained in this Section 9, including financial information, is based upon documents and reports publicly filed by the Partnership with the Commission and other information received from the Partnership. Although the Purchaser has no knowledge that would indicate that the statements contained herein based on such information are untrue, the Purchaser does not take any responsibility for the accuracy or completeness of the information concerning the Partnership furnished by the Partnership contained in such documents and records or for any failure by the Partnership to disclose events or information which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

            General. The Partnership was organized as a limited partnership on October 10, 1986 under the laws of the State of Delaware. Its principal executive offices are located at c/o Wilder Richman Resources Corporation, 599
W. Putnam Avenue, Greenwich, CT 06830, and its telephone number at that address is (203) 869-0900.

            The Partnership's primary business is real estate ownership and related operations. The Partnership was organized to invest in luxury multi-family residential complexes which offer the potential for appreciation in value and cash distributions to the Unit Holders from operations.

            The Partnership owns 99% of the limited partnership interests in two operating limited partnerships (the "Operating Partnerships"), one of which, the Carrollton Partnership, owns a 252 unit apartment complex in Frederick, Maryland known as the Fieldpointe and the other of which, the Columbia Partnership, owns a 163 unit apartment complex in New York City known as the Westmont (each, a "Complex").

            Fieldpointe Apartments, which is owned by the Carrollton Partnership, is located in Frederick, Maryland. It is comprised of 252 apartment units totaling approximately 235,000 square feet with approximately

500 parking spaces. On-site amenities include a clubhouse building with locker room and on-site management office, a swimming pool and two tennis courts. Monthly rentals range from $577 for a one-bedroom apartment to $918 for a three-bedroom apartment. Based on information known to the Purchaser or its affiliates, the occupancy rate for this Complex was 97% as of December 31, 1999. The Partnership acquired its interest in the Carrollton Partnership in October 1987.

            The Westmont, which is owned by the Columbia Partnership, is located in New York City. It contains 163 apartment units, 9,415 square feet of commercial space, 46 garage spaces and a penthouse with an exercise center and health club offering exercise equipment, steam room, sauna, jacuzzi and a large terrace. Monthly rentals range from $1,718 for a studio apartment to $4,300 for a three-bedroom apartment (with the exception of certain units rented for low and moderate income rental rates). Based on information known to the Purchaser or its affiliates, the occupancy rate for this Complex was approximately 98.9% as to residential units and 100% as to commercial space as of December 31, 1999. The Partnership acquired its interest in the Columbia Partnership in December 1988.

            Originally Anticipated Holding Period for Partnership Investments; Alternatives. According to the Partnership's Prospectus dated March 5, 1987 (the "Partnership Prospectus"), the Partnership anticipated that the holding period with respect to the Partnership's interests in the Operating Partnerships would be approximately ten years from the date of acquisition of such interests or, if longer, ten years from the date of commencement of operation of the Complexes. However, the Partnership indicated that the precise holding period for the interests in the Operating Partnerships would depend upon the financial and operating circumstances of the Complexes (in the case of the Carrollton Partnership), opportunities to take advantage of capital appreciation in the Complexes, the objectives of the general partners of the Operating Partnerships and other circumstances particular to each investment. The Partnership Prospectus also stated the then current intention of the Partnership that its investments in an Operating Partnership would be liquidated and the proceeds distributed in accordance with the Partnership Agreement between 8-12 years after the initial acquisition of such Operating Partnership interest. This intention was modified by the real estate recession in the Northeast which occurred in the early 1990's. The priority of the management of the Partnership ("Management") was to refinance the properties in order to reduce mortgage interests rates. In 1993, with respect to the Westmont Property (which represents the major part of the Columbia Partnership's assets and therefore the Partnership's assets as a condition to reduction of the interest rate on the Westmont's mortgages from approximately 9-1/8% to a lower floating rate, Citicorp, the letter of credit enhancer, required covenants of the Partnership that in turn required the utilization of all cash flow to fund certain reserves and redeem bonds. In light of such covenants and restrictions, Management believed that refinancing the Westmont at an appropriate time was one of the most important objectives of the Partnership. Such a refinancing has now been completed. Management also believes that any sale of the Fieldpointe Property should be undertaken roughly simultaneously with the sale of the Westmont, given the relatively small size of the Fieldpointe Property. The Partnership presently has the right in the case of the Columbia Partnership to commence the process of liquidating its investment in the Westmont and, in connection therewith, require the general partner of such to obtain an offer for sale of the Complex acceptable to the Partnership. Sale of the Westmont would require, among other things, the consent of the New York City Housing Development Corporation, the consent of WRC-87A, an Affiliated General Partner, the special limited partner of the Columbia Partnership, and in certain instances, the consent of a majority of the Unit Holders of the Partnership. It is Management's understanding that it may take approximately nine to twelve months to successfully market the Westmont. Under the terms of the operating partnership agreement of the Columbia Partnership, the Columbia Partnership's general partners would have nine additional months to match any offer. Management anticipates that in today's New York City market, it would take three to six additional months to close a sale and liquidate the Partnership. Accordingly, Management intends to explore a process to market the Westmont in the near future. However, even if an acceptable offer were received, there is a reasonable likelihood based on the foregoing that the actual closing of the sale and liquidation of the Partnership would not occur for at least fifteen months. In addition, there can be no assurance what price might be offered or whether closing at an acceptable price will even occur, given the trend of increasing interest rates and the negative impact this trend has had in certain past periods on the sale price of real estate assets.

            Factors that could contribute to a decision of the General Partners to seek to liquidate the Partnership's investment in one or both of the Operating Partnerships or to seek to effect a sale or refinancing of one or both of the Complexes that could result in distributions to the Unit Holders include cash flow and other aspects of the financial condition of the Operating Partnerships, the ability to refinance or otherwise modify the terms of the existing mortgage financing for the Complexes, tax considerations, and general conditions in the real estate and capital markets.

            This Offer is intended to offer Unit Holders whose tenders are accepted the ability to immediately liquidate their investments for consideration, together with prior distributions made to Unit Holders, in excess of the initial investments of such Unit Holders rather than wait for a liquidation of the Partnership investments which, due to the terms of the new financing documents and the partnership agreements of the Operating Partnerships, would be unlikely to occur for at least fifteen months.

            Under the Limited Partnership Agreement, the term of the Partnership will continue until December 31, 2036, unless sooner dissolved as provided in the Limited Partnership Agreement or by law. A majority in interest of Unit Holders could, as an alternative to tendering their Units and without the concurrence of the General Partners, take a variety of possible actions, including voting to dissolve the Partnership or causing the Partnership to remove or replace any or all of the General Partners, direct WRC-87A, as special limited partner of the Operating Partnerships, to remove any general partner of the Operating Partnerships, with or without cause, or to sell all or substantially all of its assets.

            Selected Financial and Property-Related Data. Set forth below is a summary of certain financial and statistical information with respect to the Partnership and its properties, all of which has been excerpted or derived from the Partnership's Annual Report on Form 10-K for the year ended December 31, 1999 (the "Form 10-K") and the Partnership's Quarterly Report on Form 10-Q for the period ended March 31, 2000 (the "Form 10-Q"). This information is not necessarily indicative of the financial performance to be expected of the Partnership in the future. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein. Such reports and other documents may be inspected and copies may be obtained from the offices of the Commission in the manner set forth under "Other Information," below.

                               SECURED INCOME L.P.

                             SELECTED FINANCIAL DATA
                      (in thousands, except per Unit data)

                                                                                   FISCAL
                                                                                 YEAR ENDED
                                                                                DECEMBER 31,
                                  1999        1998        1997        1996          1995
Statement of Operations Data:
     Total Revenues              $ 7,501    $  7,078    $  6,787    $  6,435      $  6,093
      Net Earnings (Loss)            121        (216)       (596)        (70)         (398)
      Net Loss per Unit(1)            --          --          --          --            --
Balance Sheet Data:
      Total Assets                36,803      36,958      38,149      39,322        40,459
      Total Liabilities           38,316      38,592      39,566      40,144        41,210
      Unit Holders' Equity
      (Deficit)                       --          --          --          --            --

----------

            In accordance with generally accepted accounting principles (GAAP), since the Unit Holders' equity is zero as a result of cumulative losses, future losses are allocated to the General Partner for financial reporting purposes.

            Schedule of Mortgages. Set forth below is a table showing certain information regarding the outstanding mortgages encumbering each of the Complexes as of December 31, 1999 ($ amounts in thousands). The information is provided based on information known to the Purchaser or its affiliates.

                     PRINCIPAL                                                                         PRINCIPAL
                     BALANCE AT            STATED               PERIOD                                 BALANCE DUE
                 December 31, 1999     INTEREST RATE           AMORTIZED        MATURITY DATE          AT MATURITY

Westmont              23,648             4.66%(1)                (1)           February, 2007             (1)
Fieldpointe            9,832              9.5%             40 Years            February, 2028              0

----------
(1) The 4.66% stated interest rate is subject to low floater interest rate which averaged 3.40% during 1999, plus a letter of credit fee of 2.5%. Monthly payments were therefore subject to such rates plus fixed monthly principal payments of approximately $29,500. The principal balance due at maturity will be subject to optional prepayments under the terms of the financing. For further details, refer to Note 6 to the Partnership's audited financial statements included in the Form 10-K.

            Schedule of Real Estate Taxes and Rates. Set forth below is a table showing the real estate taxes and rates for 1999 for each of the Complexes.

              EXPENSE INCURRED FOR THE         RATE FOR THE
              YEAR ENDED                       YEAR ENDED
PROPERTY      DECEMBER 31, 1999                DECEMBER 31, 1999
--------------------------------------------------------------------------------

Westmont           89,086                            (1)
Fieldpointe        17,458                  4.26 per $100 of assessed value

----------
(1) Real estate taxes for Westmont have historically been determined pursuant to special tax programs of the City of New York.

            Cash Distributions History and Columbia Partnership Refinancing. In order to provide Unit Holders with 7% guaranteed cash distributions required to be made through December 31, 1993 and to pay investor services fees, the Partnership purchased guaranteed investment contracts. The last such cash distributions were made in 1995. In total, original investors in the Partnership have received distributions of $468.50 per $1,000 investment since 1987, virtually all of which were generated by payments under the guaranteed investment contracts.

            According to the Partnership's recent public filing dated June 8, 2000 on Form 8-K (the "8-K"), on June 7, 2000, the Columbia Partnership refinanced the mortgages on the Westmont apartment complex. In connection with such refinancing, the Columbia Partnership caused Freddie Mac to replace Citibank as the credit enhancer, modified the structure and utilization of the mortgage escrows, and eliminated cash distribution restrictions. The Partnership indicated in the 8-K that after the payment of costs related to the refinancing of the Columbia Partnership mortgages and the establishment of certain reserves, the Columbia Partnership is expected to have cash available for distribution of approximately $11.8 million. The 8-K further noted the Partnership's understanding that the Columbia Partnership intends to use such amount to (a) make a distribution to the Partnership of approximately $8.3 million, (b) repay operating deficit loans and other advances that the general partners of the Columbia Partnership have provided (including interest) of approximately $3,246,000, and (c) pay accrued investor service fees of approximately $160,000. The Partnership stated in the 8-K that it anticipates making a distribution on or about July 31, 2000 to Unit Holders of record as of June 30, 2000 in the amount of approximately $8.35 per Unit.

            In establishing the Purchase Price, the Purchaser took into account the amount of the anticipated per-Unit distribution from the proceeds of the refinancing of the Westmont Property. The Purchaser understands that the higher level of borrowings under the refinancing of the Westmont Property will decrease cash flow from the property. The Purchaser further understands that any future distributions will depend on future interest rates and the real estate market going forward.

            Recent Operating Results. The Partnership's results of operations improved immediately upon the refinancing of the respective mortgages of each of the Complexes during 1993, and have continued to improve primarily due to increased rental revenues. During 1999, the Columbia Partnership and the Carrollton Partnership generated income from operating activities of approximately $3,265,000 and approximately $1,001,000, respectively. Mortgage principal payments during 1999 for the Columbia Partnership and the Carrollton Partnership were approximately $366,000 and approximately $128,000, respectively. Deposits to required mortgage escrow accounts pursuant to the Columbia Partnership's mortgages amounted to approximately $709,000 during 1999. During 1999, the Columbia Partnership paid approximately $624,000 as a credit enhancement fee. After the respective mandatory mortgage principal payments, required deposits to mortgage escrows, accelerated principal payments on the Columbia Partnership's mortgages and payments for the credit enhancement fee, among other things, the Complexes generated combined cash flow of approximately $763,000 during 1999. Savings realized on the difference between the initial note rate on the Columbia Partnership's mortgages of 4.66% and the actual lower floater rate (approximately 3.04% weighted average rate during 1999) were deposited into mortgage escrow accounts including a mortgage escrow account designated for making additional mortgage principal payments. There can be no assurance that the level of cash flow generated by the Complexes in 1999 will continue in future years. Cash flows may decrease as a result of increased interest expense following the refinancing of the Westmont Property, as noted above.

            Results of Operations Improved in 1999 as Compared to 1998. Financial expenses decreased as a result of savings realized from the decrease in the weighted average interest rate on the Columbia Partnership's mortgages from approximately 3.23% in 1998 to approximately 3.04% in 1999. Operating and maintenance expenses were higher during the year ended December 31, 1999 primarily due to scheduled maintenance. Interest revenue for the year ended December 31, 1999 was comparable to the year ended December 31, 1998 and was generated primarily from Partnership deposits and escrows established in connection with the Columbia Partnership's mortgages.

            Other Information. The Partnership is subject to the information reporting requirements of the Exchange Act and accordingly is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be inspected at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies may be obtained at prescribed rates, and at the regional offices of the Commission located in the Citicorp

Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and other information filed electronically with the Commission, the address of which is http://www.sec.gov.

            SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES.

            The Affiliated General Partners and their affiliates have conflicts of interest with respect to the Offer as set forth below.

            Purchaser Affiliation with General Partners; Conflicts of Interest with Respect to the Offer. The Purchaser has three members: West Putnam Housing Investors LLC, its sole managing member (the "Purchaser Managing Member"), MJL Westmont, L.L.C., and Columbus Development Associates, L.P. The Purchaser Managing Member, MJL Westmont, L.L.C. and Columbus Development Associates, L.P. each own 33-1/3% of the Purchaser. The Purchaser Managing Member's sole managing member is Mr. Richard P. Richman. Approximately 75% of the equity interest in the Purchaser Managing Member is beneficially owned by Mr. Richman, and the remaining approximately 25% equity interest in the Purchaser Managing Member is beneficially owned by Mr. Robert H. Wilder, Jr. The sole member of MJL Westmont, L.L.C. is Mr. Michael J. Levitt. Mr. Joel Picket has direct and indirect beneficial ownership interests in Columbus Development Associates, L.P., a limited partner in the Columbia Partnership. The Purchaser Managing Member owns 40,961 Units, or 4.2% of the outstanding Units, which it acquired in a tender offer consummated in August 1998.

            Wilder Richman Resources Corporation, a Delaware corporation ("WRRC"), WRC-87A Corporation, a Delaware corporation ("WRC-87A"), and Real Estate Equity Partners L.P., a Delaware limited partnership ("REEP") (WRRC and WRC-87A are together referred to as the "Affiliated General Partners," and the Affiliated General Partners and REEP are collectively referred to as the "General Partners"), are the three general partners of the Partnership. Mr. Richman beneficially owns approximately 50% of the equity interest in WRRC and is president and a director of that corporation. Mr. Wilder beneficially owns approximately 50% of the equity interest in WRRC and is executive vice president and a director of that corporation. WRC-87A is owned one-half by WRRC and one-half by Real Estate Equity Partners Inc. ("REEPI"), the corporate general partner of REEP. Mr. Richman is executive vice president, secretary, treasurer and a director of WRC-87A. Mr. Richman, Mr. Wilder and the other holders of equity interests in the Purchaser are collectively referred to as the "Purchaser Affiliates." REEP, until recently, was an affiliate of Lehman Brothers Inc. and is now controlled by an affiliate of Apartment Investment and Management Company (together with its successors and assigns, "Aimco"). Since the commencement of operations of the Partnership, Wilder Richman Management Corp. ("WRMC"), an affiliate of the Purchaser and the Affiliated General Partners, has provided property management services to the Carrollton Partnership and has been compensated for those services. WRC-87A is also a special limited partner of the Carrollton and Columbia Partnerships in which the Partnership has invested.

            By reason of these relationships, the Affiliated General Partners have conflicts of interest with respect to the Offer resulting from their affiliation with the Purchaser. In the case of WRC-87A, this conflict is limited to the interests of Messrs. Richman and Wilder in WRRC, which owns 50% of WRC-87A, since Aimco, which owns (through its interest in REEPI) half of the equity interest in WRC-87A, has no interest in the Purchaser or in the Offer. The Purchaser is making the Offer with a view towards realizing a profit for the benefit of the Purchaser Affiliates, which collectively own 100% of the equity of the Purchaser. Messrs. Richman and Wilder, who together also control the Affiliated General Partners, and the other Purchaser Affiliates may indirectly be expected to realize a greater profit on the Purchaser's investment in the Units to the extent that the Purchaser is able to acquire the Units in an offer with a lower price. It is in the interest of the Unit Holders desiring to sell their Units to receive the highest possible price for such Units available in the circumstances. This may result in a conflict between the fiduciary obligations of the Affiliated General Partners to act in the best interests of the holders of Units and the desire of the persons controlling the Affiliated General Partners to further their own economic interests.

            If the Offer is consummated, the Purchaser, together with the Purchaser Managing Member, may own a majority interest and voting power in the Partnership. Because of different financial, tax and other circumstances of affiliates of the Purchaser and the other Unit Holders, it may be in the interest the Purchaser to cause the liquidation of the Partnership, or the sale or refinancing of the assets in which the Partnership is invested through the Operating Partnerships, at a time when such action is not in the best interest of the other Unit Holders, or vice versa. This could result in a conflict for the Affiliated General Partners in attempting to reconcile the interests of the Purchaser and the Purchaser Affiliates and the interests of the other Unit Holders.

            Voting by the Purchaser. The Purchaser will seek to be admitted to the Partnership as a substituted Unit Holder upon consummation of the Offer and, when admitted, will have the right to vote each Unit purchased in the Offer. Even if the Purchaser is not admitted to the Partnership as a substituted Unit Holder, the Purchaser will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Unit Holders of the Purchaser and the Purchaser Managing Member and its designees as proxies with respect to the Units tendered by such Unit Holders and accepted for payment by the Purchaser. See Section 3. As a result, if the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser, together with the Purchaser Managing Member, will have the ability to significantly influence or control most voting decisions of the Unit Holders. In general, the Purchaser will vote the Units owned by it in whatever manner it deems to be in its and the Purchaser Affiliates' best interests, which, because of their relationship with the Affiliated General Partners, also may be in the interest of the Affiliated General Partners, but may not be in the interest of other Unit Holders. This could (i) prevent other Unit Holders from taking action that the Purchaser opposes, and (ii) enable the Purchaser to take action opposed by other Unit Holders. Under the Limited Partnership Agreement, Unit Holders holding a majority of the Units are entitled to take action (without concurrence of the General Partners) with respect to a variety of matters, including: removal of a General Partner and in certain circumstances election of new or successor General Partners; dissolution of the Partnership; the sale of all or substantially all of the assets of the Partnership, or other extraordinary transactions involving the Partnership; and most types of amendments to the Limited Partnership Agreement. See Section 7.

            Financing Arrangements. The Purchaser expects to pay for the Units it purchases in the Offer with its own funds which it will attain from its affiliates. See Section 12. It is possible, however, that in connection with its current and future financing activities, the Purchaser may pledge the Units as collateral for loans, or otherwise agree to terms which provide the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the Affiliated General Partners may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities. See "Conflicts of Interest with Respect to the Offer" above.

            Transactions with Affiliates. WRMC, an affiliate of the Purchaser, is the management agent for the Fieldpointe Complex owned by the Carrollton Partnership. The Carrollton Partnership paid or accrued fees for property management and other services provided by WRMC in the amounts of approximately $92,468 and $89,958 for the years ended December 31, 1999 and 1998, respectively. WRMC was owed by the Carrollton Partnership accrued fees in the amount of $36,779 at December 31, 1999. In addition, at December 31, 1999, WRMC was owed by the Carrollton Partnership $166,000 for past years' operating advances.

            The management agent for the Westmont Property is Interstate Realty Management Company ("Interstate"), which is wholly owned by Mr. Levitt and his family members. The Columbia Partnership paid or accrued fees for property management and other services provided by Interstate in the amounts of $156,343 and $146,837 for the years ended December 31, 1999 and 1998, respectively.

            WRC-87A, a General Partner and an affiliate of the Purchaser, is entitled to an annual investor services fee, to the extent that such investor services are not provided by an independent third party. Investor services include maintenance of Partnership books and records and the preparation and distribution to Unit Holders of reports and other information. The Partnership and/or the Operating Partnerships paid or accrued fees for investor services provided by WRC-87A during 1999 and 1998 in the amounts of $87,072 and $84,349, respectively.

            SECTION 11. CERTAIN INFORMATION CONCERNING THE PURCHASER.

            The Purchaser. The Purchaser, a newly formed entity and a Delaware limited liability company, was organized for the purpose of acquiring Units in the Partnership and making the Offer. The Purchaser's sole managing member is the Purchaser Managing Member, the sole managing member of which is Mr. Richman. Since the Purchaser has not engaged in any business activity other than in connection with the Offer and has no significant assets or liabilities at the present time, other than amounts it received from Purchaser Affiliates as a capital contribution, no meaningful financial information is available. Upon consummation of the Offer, the Purchaser's only significant assets will be the Units it acquires pursuant to the Offer and cash remaining from the Purchaser Affiliates' Capital contributions, if any. See Section 12.

            The principal executive offices of the Purchaser are located at 599
W. Putnam Avenue, Greenwich, Connecticut 06830, and its telephone number is
(203) 869-0900. For certain information concerning the members of the Purchaser, see Section 10 and Schedule I to this Offer to Purchase.

            Except as otherwise set forth herein, none of the Purchaser, Purchaser Affiliates or, to the best of the Purchaser's knowledge, any of the persons listed on Schedule I hereto, or any affiliate of the foregoing, (i) beneficially owns or has a right to acquire any Units, (ii) has effected any transaction in the Units in the last 60 days, or (iii) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

            SECTION 12. SOURCE OF FUNDS. The Purchaser expects that approximately $3,350,000 plus fees and expenses will be required to purchase up to 451,235 Units if tendered, and to pay related fees and expenses. Members of Purchaser will make capital contributions aggregating $3,500,000 using funds provided by the individuals controlling such members, who collectively have an aggregate net worth in excess of $25 million.

            SECTION 13. BACKGROUND OF THE OFFER.

            General Background. The Partnership was organized by the General Partners in 1987 to invest in luxury multi-family residential complexes. Pursuant to the Partnership Prospectus, as supplemented, the Partnership offered up to $50 million of Units at an offering price of $20 per Unit. The offering of Units was terminated in February 1988 after raising $19,687,380 from the sale of 984,369 Units. With the proceeds of the offering the Partnership purchased its interests in the Operating Partnerships. In order to provide Unit Holders with 7% guaranteed cash distributions required to be made through December 31, 1993, the Partnership utilized a portion of the proceeds of the offering to purchase guaranteed investment contracts. The last such cash distributions were made in January 1995. In total, original investors in the Partnership have received distributions of $468.50 per $1,000 investment since 1987, virtually all of which were generated by payments under the guaranteed investment contracts. The guaranteed investment contracts have also been used for the payment of investor services fees. It is currently anticipated that a distribution in the approximate amount of $8.35 per Unit will be made to Unit Holders in July 2000 from the proceeds of the refinancing of the Westmont Complex. Following such refinancing, due to increased debt service costs and increased management costs, it is anticipated that cash flow will decrease and that the Partnership's ability to make further distributions will depend on future interest rates and the real estate market going forward.

            The Units are highly illiquid. The Units do not trade on any securities exchange or in any other organized trading market, and the secondary market sales activity for the Units has been limited and sporadic. See "Trading History of Units" below. The trading prices for the Units in the secondary market has been steeply discounted compared to the offering price of the Units and the other measures of value discussed below, particularly after the expiration of the Partnership's obligation to pay to Unit Holders an annual 7% return through December 31, 1993. The Purchaser believes that these steeply discounted trading prices do not reflect the value of the underlying investment interests of the Partnership in the Operating Partnerships, especially in light of the improved operations of the Operating Partnerships following the refinancing of their mortgage indebtedness in 1993.

            The Purchaser believes that an offer for the Units at the Purchase Price affords those Unit Holders who do not wish to continue to bear the investment risk of the ownership of Units or who otherwise desire to dispose of their Units at this time an opportunity to sell their Units at a price that is substantially above recent trading prices for the Units. The Purchaser hopes to realize a profit at a later time on its purchase of Units in the Offer through future cash flow or liquidating distributions from the Partnership, through a future disposition of the Units or otherwise. Other than as set forth in this Offer to Purchase, the Purchaser has no current plans to cause the Partnership to effect any distributions or to dispose of or otherwise transfer any Units acquired by the Purchaser in the Offer.

            Determination of Purchase Price. The Purchase Price represents the price the Purchaser is willing to pay for the Units. In establishing the Purchase Price, the Purchaser reviewed certain publicly available information and certain information known to it and its affiliates, including among other things: (i) the Limited Partnership Agreement of the Partnership, as amended to date, and the limited partnership agreements of the Operating Partnerships, each as amended to date; (ii) the Partnership's Form 10-K; (iii) the operating results with respect to the Complexes for 1999; (iv) the appraisal prepared for the recent financing for the Westmont; (v) an unsolicited third party offer for the Fieldpointe Property of $13,104,000 dated April 5, 2000; and (vi) other information obtained by the affiliates of the Purchaser in their capacities as providers of property management, asset management and partnership administration services to the Partnership. Based on that information, the Purchaser considered the factors discussed below.

            Trading History of Units. Secondary market sales activity for the Units, including privately negotiated sales, has been limited and sporadic. According to information obtained from the Partnership, from

May 1, 1999 to April 30, 2000 an aggregate of 47,348 Units (representing approximately 4.8% of the total weighted outstanding Units) were transferred in sale transactions. Gross sales prices during this period, as reported by the Partnership, ranged from $1.63 per Unit to $8.60 per Unit. The gross sales prices do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. Moreover, the transfer documentation submitted to the General Partners often does not include the requested price information or contains conflicting information as to the actual sales price. Accordingly, Unit Holders should not rely upon the accuracy of this information.

            The Purchaser believes that, although secondary market sales information may not be a reliable measure of value because of the limited and inefficient nature of the market for Units, this information may be relevant to a Unit Holder's decision as to whether to tender its Units pursuant to the Offer. At present, privately negotiated sales, tender offers for Units and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by Unit Holders) are the only means available to a Unit Holder to liquidate an investment in Units (other than the Offer) because the Units are not listed or traded on any exchange or quoted on The Nasdaq Stock Market.

            The most recent price in a sale of Units quoted to the Purchaser by the American Partnership Board was $6.53 per Unit in a sale occurring on May 25, 2000. Unit Holders are urged to obtain a current quotation for the Units.

            Prior Tender Offers. In August 1998, West Putnam Housing Investors LLC, an affiliate of the Affiliated General Partners, acquired 40,961 Units representing approximately 4.2% of the outstanding Units at a purchase price of $7.00 per Unit in a tender offer (the "West Putnam Offer"). On March 26, 1998, Everest Management LLC announced a tender offer to purchase up to 42,234 Units for a purchase price of $3.50 per Unit (the "Everest Offer"). On June 29, 1998, MacKenzie Partners, Inc. offered to purchase 196,875 Units for a price of $5.00 per Unit (the "MacKenzie Offer"). On October 6, 1999, Everest Investors 12, LLC announced a tender offer to purchase up to 25,593 Units for a purchase price of $8.00 per Unit (the "Everest 12 Offer"). On March 6, 2000, Sutter Opportunity Fund, together with certain other parties, announced a tender offer to purchase up to 19,000 Units for a purchase price of $8.25 per Unit (the "Sutter Offer"). On May 4, 2000, Bond Purchase, L.L.C. announced a tender offer to purchase up to 49,000 Units for a purchase price of $7.27 per Unit (the "Bond Offer"). The present Offer by the Purchaser affords Unit Holders an opportunity to dispose of their Units at a significantly higher price on a pre-distribution basis than the price offered in the West Putnam Offer, the MacKenzie Offer, the Everest Offer, the Everest 12 Offer, the Sutter Offer and the Bond Offer. The above information obtained from the Partnership refers to certain tender offers of which the Purchaser is aware. Inclusion of such information should not be construed as indicating that there may not have been other tender offers or negotiated purchases which were completed at other prices which may include substantially higher prices than those of the tender offers identified above.

            Purchaser's Pro Forma Estimate of Net Liquidation Value per Unit. The Purchaser is offering to purchase Units, which are a relatively illiquid investment, and is not offering to purchase the Partnership's underlying assets or assume any of its liabilities. Consequently, the Purchaser does not believe that the per-Unit amount which might be distributed to Unit Holders following a future sale of the Complexes necessarily reflects the present fair value of a Unit. Conversely, the realizable value of the Partnership's assets clearly is a relevant factor in determining the price a prudent purchaser would offer for Units. In considering this factor, the Purchaser made a calculation of the amount each Unit Holder might receive in a theoretical orderly liquidation of the Partnership, based upon an unsolicited third-party purchase offer for the Fieldpointe Property and a third-party appraisal utilized in the recent financing of the Westmont Property (the "Gross Real Estate Value Estimate"). The Purchaser based its liquidation analysis on the Gross Real Estate Value Estimate because the Purchaser believes that the Gross Real Estate Value Estimate represents a reasonable estimate, based on currently available information, of the values of the Complexes.

            In estimating the net liquidation value per Unit, the Purchaser adjusted its Gross Real Estate Value Estimate of approximately $56,100,000 by
(I) adding (i) the $8,259,000 expected to be available for distribution to Unit Holders from the proceeds of the Westmont Property and (ii) $1,500,000 in cash and distributable reserves and (II) deducting (i) mortgages payable of approximately $42,500,000, (ii) amounts due to General Partners and affiliates from the Partnership of approximately $500,000, (iii) assumed closing costs and brokerage expenses of approximately $1,965,000 (3.5% of the Gross Real Estate Value Estimate) and $250,000 in estimated liquidation expenses, and (iv) $385,000 in distributions that would be payable to the general partners and the other limited partners of the Columbia Partnership and to the General Partners of the Partnership upon liquidation. The resulting amount of $20,359,000 or $20.68 per Unit, represents the Purchaser's estimate of the aggregate net liquidation proceeds which could be realized on an orderly liquidation of the Partnership, before distribution of the proceeds of the Westmont refinancing based on the assumptions implicit in the calculations described above. Assuming no reduction in the Purchase Price as set forth in
Section 1, the Purchase Price represents approximately 76% of liquidation value.

            Net of the proceeds available from the refinancing of the Westmont Property, the Purchaser's estimated liquidation value is $12,139,519 or $12.33 per Unit. The Purchase Price of the Offer less the expected per-Unit distribution from the proceeds of the Westmont refinancing is $7.40 per Unit.

            The Purchaser's liquidation analysis described above is merely theoretical and does not itself necessarily reflect the value of the Units because (i) there is no assurance that any such liquidation in fact will occur in the foreseeable future, (ii) any liquidation in which the estimated fair market values described above might be realized would take a period of time, during which time the Partnership and its partners would continue to be exposed to the risk of fluctuations in asset values because of changing market conditions and other factors, (iii) the Westmont Property owned by the Columbia Partnership is subject to certain restrictions on immediate sale, and the Fieldpointe Property owned by the Carrollton Partnership is subject to Federal Housing Administration regulations and (iv) interest rates have trended higher in 2000 and may cause a prospective purchaser to utilize higher capitalization rates due to such increases. In light of these factors, the Purchaser believes the actual current value of the Units is less than its estimate of the Partnership's liquidation value. Conversely, there is a meaningful possibility that the per-Unit value realized in an orderly liquidation could be greater than the Purchaser's estimated liquidation value. For example, the Westmont Property is now financed with a floating interest rate, subject to an interest rate cap contract limiting the interest rate to a maximum of 6.54%. A purchaser may believe that short-term tax-exempt interest rate instruments will trend downward in the future and therefore ascribe greater value to the Westmont Property. Accordingly, this analysis should be viewed merely as indicative of the Purchaser's approach to valuing Units and not as any way predictive of the likely result of any future transactions.

            SECTION 14. CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained prior to the Expiration Date. Furthermore, notwithstanding any other term of the Offer and in addition to the Purchaser's right to withdraw the Offer at any time before the Expiration Date, the Purchaser will not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

            (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including without limitation the right to vote any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unit Holders, (iii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer, or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Partnership;

            (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

            (c) any change or development shall have occurred or been threatened since the date of this Offer to Purchase, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that does or may have a material adverse effect on the value of the Units;

            (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States,

(v) a material change in United States or other currency exchange rates or a suspension of, or imposition of a limitation on, the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

            (e) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that, (i) more than five percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Section 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

            The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. Any determination by the Purchaser concerning the events described above will be final and binding upon all parties.

            SECTION 15. CERTAIN LEGAL MATTERS.

            General. The Purchaser is not aware of any filings with, or approvals or other actions by, any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer, other than the filing of a Tender Offer Statement on Schedule TO with the Commission by the Purchaser and the filing of a Solicitation Recommendation on Schedule 14D-9 with the Commission by the Partnership (both of which have already been filed) and any required amendments thereto. Should any such approval or other action be required, it is the Purchaser's present intention that such additional approval or action would be sought, except as described below under "State Takeover Laws." Although there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser may decline to accept for payment or pay for any Units. See Section 14.

            Antitrust. The Purchaser does not believe that the consummation of the Offer will result in violation of any applicable antitrust laws, including without limitation the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

            Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

            State Takeover Laws. The Partnership is organized under the State of Delaware. The Delaware Unified Limited Partnership Act does not have any takeover provisions. The Purchaser has not determined whether any other state takeover laws and regulations will by their terms apply to the Offer, and the Purchaser has not presently sought to comply with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer, and neither anything in this Offer nor any action taken in connection herewith is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and the Purchaser might be unable to accept for payment for Units tendered pursuant to the Offer, or be delayed in consummating the Offer.

            SECTION 16. FEES AND EXPENSES. Except as set forth in this Section 16, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser has retained Georgeson Shareholder Communications Inc. to act as Information Agent and MMS to act as Depositary in connection with the Offer. The Purchaser will pay the Information Agent and the Depositary reasonable and customary compensation for their respective services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and has agreed to indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchaser will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

            SECTION 17. MISCELLANEOUS. The Offer is being made to all Unit Holders. The Purchaser is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) Unit Holders residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

            No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

            The Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 9 (except that they will not be available at the regional offices of the Commission).

                                            West Putnam Housing Investors II LLC

June 26, 2000


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

      SCHEDULE I

           INFORMATION REGARDING THE MANAGING MEMBER OF THE PURCHASER

            The Purchaser is a Delaware limited liability company that is managed by West Putnam Housing Investors LLC, its sole managing member (the "Purchaser Managing Member"). The Purchaser Managing Member is a Delaware limited liability company formed for the purpose of acquiring Units in a tender offer conducted in 1998. The sole business of the Purchaser Managing Member is the ownership of Units acquired in the 1998 tender offer and serving as managing member of the Purchaser. The sole managing member of the Purchaser Managing Member is Mr. Richard P. Richman. The Purchaser Managing Member is owned 75% by Mr. Richman and 25% by Mr. Robert H. Wilder, Jr. The business address of both Purchaser and the Purchaser Managing Member is c/o Wilder Richman Resources Corporation, 599 West Putnam Avenue, Greenwich, CT 06830.

            Set forth below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of Messrs. Richman, Wilder, Picket, and Levitt. Each person identified below is a United States citizen.

NAME, PRESENT PRINCIPAL OCCUPATION OR
EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY

            Mr. Richman graduated from the Columbia University Law School with a Juris Doctor degree, the Columbia University Graduate School of Business Administration with a Master of Business Administration degree and Syracuse University with a Bachelor of Arts degree in Political Science. Mr. Richman has over twenty years of extensive experience in the syndication, development and management of residential properties. From March 1988 to date, Mr. Richman has been the President and a Director and a shareholder of Wilder Richman Corporation, also an affiliate of WRRC. From 1986 to date, Mr. Richman has been the President and a director of WRRC. From 1973 until 1979, Mr. Richman practiced law in New York City. Mr. Richman is the President and a member of the Board of Directors of the Affordable Housing Tax Credit Coalition and has been a member of the National Advisory Board of the Housing and Development Reporter, a bi-weekly publication, a frequent speaker on real estate syndication, a member of the National Leased Housing Association, and has appeared on National Public Radio and American Broadcasting Company's "Nightline" program. Mr. Richman's business address is c/o Wilder Richman Resources Corporation, 599 West Putnam Avenue, Greenwich, CT 06830.

            Robert H. Wilder, Jr., is the Executive Vice President and a Director of WRRC. Mr. Wilder received an M.B.A. degree form the Columbia University Graduate School of Business Administration, and a B.A. degree in economics from University of Michigan. For nearly 25 years, Mr. Wilder has been one of the leading developers of affordable housing in suburban and upstate New York. From 1979 to date Mr. Wilder has been the Chairman of the Board and a Director and a shareholder of Wilder Richman Corporation, an affiliate of WRRC. From 1988 through 1995, Mr. Wilder was the President and sole shareholder of Wilder Property Companies, Inc. Mr. Wilder is currently a Managing Member of Wilder Balter Partners, L.L.C. and his principal business address is 570 Taxter Road, Elmsford, NY 10523. Mr. Wilder is a licensed real estate broker in New York and Connecticut.

            Joel I. Picket is Chairman of Gotham Construction Company, LLC. Mr. Picket took charge of Gotham Organization Inc. in 1965, leading the evolution of the now 67-year old company from what was strictly a general contracting business to a multi-dimensional, full service real estate firm active in general contracting, construction management, and development management, both of its own and third party properties. Mr. Picket is responsible for the unusual diversity of Gotham's portfolio which includes construction and/or development of residential, commercial, medical, educational, and hotel properties in the New York metropolitan area. Gotham has been consistently ranked over the past 25 years as one of the 400 largest contractors in the country and has been responsible for the construction of more than 20,000 residential units. Mr. Picket is a board member of numerous civic and educational organizations. He is a past member of the Board of Directors of the Building Contractors Association, and currently serves on the Member Board of Governors of the Real Estate Board of New York and is a Member and Director of the National Housing Conference. Mr. Picket holds a Bachelor of Arts and Science degree from Cornell University, and attended Graduate School of Business Administration at New York University.

            Mr. Levitt has been one of the major developers in the housing industry over the past thirty-five years. He is the founder and sole owner of a group of companies involved in the production, management and financing of rental apartments. The Michaels Development Company has developed, acquired and rehabilitated over 22,000 apartments since 1963. Interstate Realty Management Company has more than 1,000 employees and


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